SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

Exhibit 99.1

Woori Bank’s Key Financial Performance Figures for FY2004

The tentative financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, are as follows.

1. Key Earnings Figures

(Units: billions of KRW)

Item	4Q 2004	4Q 2003	Change
Operating Revenue	11,371	7,618	+49.3%
Operating Profit	1,451	1,514	-4.1%
Recurring Profit	1,593	1,430	+11.4%
Net Income	1,997	1,332	+49.9%

*	Cumulative basis

2. Key Financial Figures

(Units: billions of KRW)

Item	4Q 2004	4Q 2003
Total Assets	106,010	103,310
Total Liabilities	98,423	97,653
Paid-in Capital	3,180	2,853
Shareholders’ Equity	7,586	5,657
Shareholders’ Equity/ Paid-in Capital	238.6%	198.3%

3. Main reason for the high performance : Deferred tax assets of Won 707 billion

4. Date of BOD’s resolution : February 2, 2005

5. Expected shareholders’ meeting : March 25, 2005

The figures above are subject to adjustments as they are interim numbers

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Exhibit 99.2

Report Regarding Dissolution of a Subsidiary

Woori Securities, a wholly-owned subsidiary of Woori Finance Holdings, will be dissolved following the merger with LG Investment & Securities, the surviving entity and subsidiary of Woori Finance Holdings.

Key details

•	Name of company: Woori Securities

•	CEO: Jong-Wook Kim

•	Relations with Woori Finance Holdings : Subsidiary

•	Invested amount : Won 205,563,743,848

- Shareholders’ equity : Won 5,597,895,062,783

- Ratio 3.67%

•	Number of shares invested : 32,956,413

- Shares owned : 100%

•	Reason for dissolution : Merger into LG Investment & Securities

•	Date of resolution : February 2, 2005

- Non-standing director attended : 2

- Non-standing directors not attended : 0

- Auditor attended : 1

•	Further schedules :

- February 2, 2005 : BOD meeting for resolution of merger

- March 10, 2005 : Shareholders’ meeting for approval of merger

- March 31, 2005 : Date of Merger

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: February 2, 2005	By:	/s/ Young Sun Kim
(Signature)

	Name:	Young Sun Kim
	Title:	Director

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